UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___

The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on January 11, 2006:

MASISA S.A.
Publicly-held Corporation
Listed under Chilean Securities Registration N° 825
IMPORTANT EVENT

Santiago, January 11th, 2006

Mr.
Alejandro Ferreiro Yazigi
Superintendent
Superintendencia de Valores y Seguros
(Chile’s Insurance and Securities Superintendence)

To whom it may concern:

In accordance with the provisions of article 9 and paragraph two of article 10 of Law N° 18,045 and General Rule N° 30 of the Superintendence, being duly authorized, I hereby report the following information as an important event:

In an Extraordinary Meeting of Masisa S.A.’s Board of Directors, from now on “Masisa” or the “Company”, held on this date, the Board of Directors agreed to the following

1.-	To call a Bond Holders’ Meeting to be held in March 2006 for the approval of the following modifications to the bond indenture registered with the Superintendencia de Valores y Seguros under Nº 440, dated November 15th , 2005, pursuant to which the Series D bonds which will be placed on January 12th , 2006 were issued.

(a)	To modify Nº 14 of clause 4 of the bond indenture, replacing the third paragraph with the following text:

“The Bonds will be redeemed –except for the Series D Bonds corresponding to the first issuance of the Line, which are governed by Nº 8 of clause 7 of this Indenture–, for an amount equal to the unpaid amount of its principal, plus interest accruing from the day after the last interest payment to the date of the redemption.-“.

(b)	To modify Nº 8 of clause 7 of the emission contract:

“Eight/Anticipated Redemption.- The Series D Bonds may be redeemed as of April 15th , 2008, in the manner stated in Nº 14 of clause 4 of this instrument. Such Bonds will be redeemed for an amount equal to the present value of the discounted future cash flows of the Bond, corresponding to the unpaid amount of principal and interest, at a rate of 4.0% compounded annually, calculated over periods of 180 days.-“.

2.-	To call a Bond Holders’ Meeting to be held on the same date as the Meeting discussed in paragraph 1, to approve the following modifications to the bond indenture registered with the Superintendencia de Valores y Seguros under Nº 439, dated November 14th , 2005, pursuant to which the Series E bonds which will be placed on January 12th , 2006 were issued.

(a)	To modify Nº 14 of clause 4 of the bond indenture, replacing paragraph three with the following text:

“The Bonds will be redeemed –except for the Series E Bonds corresponding to the first issuance in the Line, which are governed by Nº 8 of clause 7 of this Indenture–, for an amount equal to the unpaid amount of its principal, plus the interest accruing from the day after the day after the last interest payment to the date of the redemption.-“.

(b)	To modify number 8 of clause 7 of the bond indenture pursuant to which the Series E is issued, replacing it with the following:

“Eight/Anticipated redemption.- The Series E Bonds may be redeemed as of April 15th , 2008, in the manner stated in clause 4, Nº 18 of this instrument. Such Bonds will be redeemed for an amount equal to the present value of the discounted future cash flows of the Bond, corresponding to the unpaid amount of principal and interest, at a rate of 4.4%, compounded annually, calculated over periods of 180 days.-“.

Sincerely,

Patricio Reyes Urrutia
General Counsel
Masisa S.A.

cc.	Bolsa de Valores (Stock Exchange)
Comisión Clasificadora de Riesgos (Risk Classifying Commission)
Clasificadores de Riesgo (Risk Classification)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2006

Masisa S.A.

By:
/s/ Patricio Reyes

Patricio Reyes
General Counsel